Filed Pursuant To Rule 424(b)(3)

Registration No. 333-75999

Prospectus Supplement to Prospectus dated July 9, 1999

Gables Residential Trust

2,348,416 Common Shares

Unless the context otherwise requires, all references to “we,” “us” or “our company” in this prospectus supplement refer collectively to Gables Residential Trust, a Maryland real estate investment trust, and its subsidiaries, including Gables Realty Limited Partnership, a Delaware limited partnership, and their respective predecessor entities for the applicable periods, considered as a single enterprise.

This prospectus supplement updates the prospectus dated July 9, 1999, as supplemented by the prospectus supplement dated June 6, 2001, and the prospectus supplement dated January 23, 2004 relating to the offer for sale of up to an aggregate of 2,348,416 common shares of Gables Residential Trust by the selling shareholders identified in the prospectus and prospectus supplements, and any of their pledgees, donees, transferees or other successors in interest, that we may issue if and to the extent that such persons exercise their right to tender their units of Gables Realty Limited Partnership, our operating partnership, for cash, and we exercise our right to issue common shares to them instead of cash.

We are providing this prospectus supplement to update the table in the prospectus under the caption “The Selling Shareholders” to reflect a transfer of units from Gregory W. Iglehart to the Iglehart Revocable Living Trust, Gregory W. Iglehart and Tracey A. Iglehart, as Trustees and from Ann Cash to William F. Cash, Junior.  The amounts set forth below are based upon information provided to us by the selling shareholders, or on our records, and are accurate to the best of our knowledge.  Unless we indicate otherwise, the information in this prospectus supplement is as of May 19, 2004.

Name	Common Shares Beneficially Owned as of May 19, 2004 (1)	Units Beneficially Owned as of May 19, 2004 (2)	Common Shares Offered Hereby (3)	Common Shares and Units to be Owned After Offering (4)
Gregory W. Iglehart (5)	0	0	0	0
Iglehart Revocable Living Trust	0	290,590	290,590	0
Ann Cash (6)	3,194	8,251	8,251	3,194
William F. Cash, Jr.	0	9,251	9,251	0

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(1)           Does not include common shares that may be issued in exchange for units beneficially held as of May 19, 2004.

(2)           All units listed in this column may be exchanged, under circumstances set forth in the partnership agreement of Gables Realty Limited Partnership, for an equal number of common shares. All information is as of May 19, 2004.

(3)           These common shares represent the common shares that the selling shareholders may acquire upon presentation of the units for redemption.

(4)           Assumes that all common shares issuable upon redemption of the units will be sold by the selling shareholders.  In the case of each selling shareholder, the percentage of our common shares that will be held by such selling shareholder (assuming all remaining units held by such person are presented for redemption and are exchanged for common shares) after completion of this offering will be less than one percent (1%).  The total number of common shares outstanding used in calculating such percentage (i) is based on the total number of common shares outstanding as of May 19, 2004 (29,256,776 shares) and (ii) assumes that none of the remaining units held by other persons will be exchanged for common shares.

(5)           Mr. Iglehart was a Senior Vice President of Gables Residential Trust, Gables GP, Inc., Gables Residential Services, Inc., and Gables Construction, Inc. until November of 2003.

(6)           Ms. Cash is a Vice President of Gables GP, Inc., Gables Residential Services, Inc., and Gables Construction, Inc.

This prospectus supplement is not complete without the prospectus dated July 9, 1999, and we have not authorized anyone to deliver or use this prospectus supplement without the prospectus.

The date of this prospectus supplement is May 21, 2004.